Governor Michelle Lujan Grisham
EDD Cabinet Secretary Rob Black
EDD Deputy Cabinet Secretary Isaac Romero
GreenPower CEO Fraser Atkinson
GreenPower President Brendan Riley

Media Contacts:

Chris Chaffin, EDD
chris.chaffin@edd.nm.gov

Mark Nestlen, GreenPower
barnonemark@gmail.com

FOR IMMEDIATE RELEASE:
January 8, 2026

GreenPower Motor Company Chooses New Mexico for Advanced
EV Manufacturing Facility

State to provide assistance for strategic investment that will create more than 340 jobs and generate over $200 million in economic impact while supporting state's energy goals

SANTA FE, NM- Electric vehicle manufacturer GreenPower Motor Company (NASDAQ: GP) today announced they have reached an agreement with the New Mexico Economic Development Department (EDD) to establish operations in Santa Teresa, NM.

Internationally headquartered in Vancouver, Canada, with current operational facilities in southern California and West Virginia, GreenPower is a leading manufacturer and distributor of all-electric, purpose-built, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space, and school bus sector.

The new 135,000 sq. ft. facility in Santa Teresa will become the company’s base for North American operations and US corporate headquarters. The move is estimated to generate over $200 million in economic impact for New Mexico over the next decade, creating more than 340 jobs.

The company will receive a $5 million LEDA award from the state and $4.6 million in job training incentive funds (JTIP). The company also qualified for a $1.36 million Rural Jobs Tax Credit (RJTC) and $3.65 million as part of New Mexico’s High-Wage Jobs Tax Credit program.

"Establishing GreenPower's new manufacturing facility in Santa Teresa marks a significant milestone in our expansion and commitment to safe, sensible, sustainable transportation solutions," said Fraser Atkinson, CEO of GreenPower. "This strategic move leverages the region's highly skilled and dedicated workforce, which has long been recognized as a key driver of economic growth and innovation in southern New Mexico."

Santa Teresa's Foreign Trade Zone designation was a key factor in the company's decision, offering streamlined customs and cost-effective trade that support efficient production and distribution of zero-emission vehicles across North America. The designation also provides access to the North American Development Bank, underscoring the project's cross-border economic and environmental impact.

These incentives and programs enhance the company's ability to efficiently produce and distribute zero-emission vehicles, parts and inventory throughout North America and beyond, reinforcing New Mexico's role as a hub for green manufacturing and international commerce.

"Our decisive commitment to the goal of net zero emissions ensures New Mexico's position as a leader in the nation's clean energy transition," said Governor Michelle Lujan Grisham. "With this strategic investment, we're creating high-quality jobs and strengthening our economy while building the carbon-free energy future New Mexico's families deserve."

In 2025, GreenPower worked with EDD to launch the state's first all-electric, zero-emission school bus pilot project at two Las Vegas public schools and a Santa Fe charter school. The continuing 2-year pilot program supports New Mexico's Energy Transition Act, designed to transition the state toward the goal of 100% zero-carbon electricity supply by 2045.

"The electric school bus pilot project was an important first step in bringing GreenPower manufacturing and their high-quality jobs to New Mexico," said EDD Cabinet Secretary Rob Black. "The real-world data and insights we are gaining from the pilot project will help inform New Mexico's electric school bus roll-out and specifications, ensuring that fleets are safe, efficient and tailored to the unique needs of local districts."

"Governor Lujan Grisham's steadfast commitment to advancing zero-emission vehicles has provided a supportive policy environment that encourages companies like GreenPower to invest and innovate," said GreenPower President Brendan Riley. "Her administration's ambitious sustainability goals align perfectly with GreenPower's mission to deliver clean, reliable transportation solutions, contributing to a healthier environment and a stronger state economy."

"We know the transportation sector is the largest contributor to greenhouse gas emissions in the nation - here in New Mexico, we want to lead on policy, manufacturing and deployment of zero emissions vehicles," said New Mexico Secretary of Transportation Ricky Serna. "GreenPower's move to the state is an important part in helping the state achieve these important energy transition goals."

In support of those sustainability goals, GreenPower will offer dealer-level pricing to the state for a comprehensive lineup of Class 4 all-electric, purpose-built, zero-emission commercial vehicles. The selection includes a variety of options like box trucks, refrigerated trucks, passenger vans, buses, utility trucks and stakebed trucks - meeting the diverse needs of public agencies and commercial operators throughout the region.

A public press conference featuring the company's all-electric, purpose-built, zero-emission Class 4 commercial vehicles and school buses will take place in Santa Fe during the state's upcoming legislative session.

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Forward-Looking Statements

This news release contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by these forward-looking statements. These statements include statements regarding: that the move of facilities is estimated to generate over $200 million in economic impact for the State of New Mexico over the next decade, creating more than 340 jobs, that the Company will receive the LEDA award, the job training incentives, the Rural Jobs Tax Credit (RJTC) and that the incentives and programs will enhance the Company's ability to efficiently produce and distribute zero-emission vehicles, parts and inventory throughout North America and beyond.  You should not rely upon forward-looking statements as predictions of future events. Although the Company believes that such statements are reasonable and reflect expectations of future developments and other factors which management believes to be reasonable and relevant, the Company can give no assurance that such expectations will prove to be correct. In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, that market fundamentals will support the viability of zero emission vehicles, the availability of all government awards and incentives, the availability of financing necessary for its continued operations, the availability of expertise required for the Company to carry out its planned future activities and product developments, the availability of and the ability to retain and attract qualified personnel, and the ability to maintain and strengthen its strategic partnerships in the industry. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause the Company's actual results, performance, or achievements to differ materially from those described in the forward-looking statements, including, among other things: the impact of macroeconomic uncertainties and market volatility; the Company's financial performance, including expectations regarding its results of operations and the assumptions underlying such expectations, and ability to achieve and sustain revenues and achieve profitability; the Company's ability to attract and retain customers; the Company's ability to comply with modified or new industry standards, laws and regulations applying to its business, and increased costs associated with regulatory compliance. Forward-looking statements represent the management's beliefs and assumptions only as of the date such statements are made.  Readers should also refer to the risk disclosures outlined in the Company's disclosure documents filed from time-to-time with the Securities and Exchange Commission at www.sec.gov and SEDAR+ at www.sedarplus.ca. These forward-looking statements are made as of the date of this news release, and the Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by applicable law, including the securities laws of the United States and Canada.